UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                            For the month of May 2006

                              GIANT OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                       246 Stewart Green S.W., Suite 4010
                        Calgary, Alberta, Canada, T3H 3C8
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------

Change in Directors

On May 1, 2006 Mr. Michael Nott was appointed to the board of directors of the Company. Set forth below are the age and a brief description of the background and business experience of Mr. Nott over the past five years.

Mr. Michael Nott, age 33, is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999. From 1999 to present, he has worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta. He has field experience across North America including Alberta, Saskatchewan and Colorado. Mr. Nott graduated from the University of New Brunswick with a Bachelor of Science degree in geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                            GIANT OIL & GAS INC.

                                            By: __/s/____________
                                            Name: Robert Coale
                                            Title: President

Date:    May 1, 2006